May 30, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Corporation Finance, Office of International Corporate Finance

Re:	Thomson Reuters PLC Registration Statement on Form F-3 Registration Statement No. 333-151267

Dear Sir or Madam:

     In accordance with Rule 461 of Regulation C under the Securities Act of 1933, the undersigned hereby respectfully requests acceleration of effectiveness of the above-captioned Registration Statement on Form F-3 to 5:30 p.m. (Washington D.C. time) on June 2, 2008, or as soon thereafter as practicable.

By:	Thomson Reuters PLC

/s/ Marc E. Gold Name: Marc E. Gold Title: Assistant Secretary